Exhibit 99.12

10 TORONTO STREET INC.
VENDOR

– and –

MORGAN MEIGHEN & ASSOCIATES LIMITED
PURCHASER

______________________________________________________________________

AGREEMENT OF PURCHASE AND SALE
10 TORONTO STREET
________________________________________________________________________________

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TABLE OF CONTENTS
(continued)

- ii -

TABLE OF CONTENTS
(continued)
		Page

8.19	No Registration of Agreement	34
8.2	Planning Act	35
8.21	Counterparts	35

SCHEDULES

Schedule A	Lands
Schedule B	Purchaser’s Declaration and Indemnity Re: Goods and Services Tax
Schedule C	List of Certain Permitted Encumbrances
Schedule D	Form of Satisfaction Notice
Schedule E	Form of Assignment and Assumption of Contracts
Schedule F	Form of Bill of Sale
Schedule G	Form of Assignment and Assumption of Permitted Encumbrances
Schedule H	Form of Deposit Authorization

THIS AGREEMENT OF PURCHASE AND SALE made as of the 6th day of October, 2006.

BETWEEN:

10 TORONTO STREET INC.

(hereinafter referred to as the “Vendor”)

OF THE FIRST PART,

– and –

MORGAN MEIGHEN & ASSOCIATES LIMITED

(hereinafter referred to as the “Purchaser”)

OF THE SECOND PART.

WHEREAS the Vendor has agreed to sell, transfer and assign the Subject Assets to the Purchaser and the Purchaser has agreed to purchase and acquire the Subject Assets from the Vendor on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and the sum of Ten ($10.00) Dollars paid by each of the Vendor and the Purchaser to the other and for good and other valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

The terms defined in this Section 1.1 shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

“Additional Deposit” has the meaning ascribed thereto in Subsection 3.1(b);

“Adjustments” means the adjustments to the Purchase Price provided for and determined pursuant to Section 3.3;

“affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act;

“Agreement” means this Agreement of Purchase and Sale and the Schedules attached hereto, as amended from time to time;

“Applicable Laws” means all statutes, laws, by-laws, regulations, ordinances and orders of Governmental Authorities;

“Approved Contracts” means Contracts created after the date hereof without contravening Section 7.3;

“Article”, “Section” and “Subsection” mean and refer to the specified article, section and subsection of this Agreement;

“Assignment and Assumption of Contracts” means an assignment by the Vendor and assumption by the Purchaser of all of the Vendor’s right, title and interest in all Contracts in force at the Closing, such document to be in the form attached hereto as Schedule E;

“Assignment and Assumption of Permitted Encumbrances” means an assignment by the Vendor and an assumption by the Purchaser of all of the Vendor’s right, title and interest in and to all Permitted Encumbrances, such document to be in the form attached hereto as Schedule G;

“Balance” has the meaning ascribed thereto in Subsection 3.2(b);

“Bill of Sale” means a bill of sale for the Included Chattels in the form attached hereto as Schedule F;

“Building” means, collectively, all buildings, structures and fixed improvements located on, in or under the Lands, and improvements and fixtures contained in or on such buildings and structures used in the operation of the Building;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Toronto;

“Claiming Party” has the meaning ascribed thereto in Subsection 6.3(b)(ii) of this Agreement;

“Claims” means all past, present and future claims, suits, proceedings, liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, fines, disbursements, legal fees on a substantial indemnity basis, interest, demands and actions of any nature or any kind whatsoever;

“Closing” means the closing of this Agreement, including without limitation the payment of the Purchase Price and the delivery of the Closing Documents;

“Closing Date” means, subject to Section 5.1(b), the day which is one hundred and eighty (180) days after the Due Diligence Date, or if such day is not a Business Day then the first Business Day thereafter; or such earlier or later date as the Purchaser and the Vendor may mutually agree;

“Closing Documents” means the agreements, instruments and other deliveries to be delivered to the Purchaser or the Purchaser’s Solicitors pursuant to Section 5.2 and the agreements, instruments and other deliveries to be delivered to the Vendor or the Vendor’s Solicitors pursuant to Section 5.3;

“Confidentiality Agreement” means the agreement between the Vendor and the Purchaser, made as of April 28, 2006 relating to confidentiality and other related matters, as amended or supplemented;

“Confidential Information” means all information with respect to the Subject Assets, the Property or the Vendor furnished to the Purchaser or its Representatives by the Vendor or the Vendor’s Representatives plus all information with respect to the Purchaser, or the Purchaser’s principals or affiliates furnished to the Vendor or its Representatives by the Purchaser or its Representatives in connection with the Transaction, in each case whether furnished before or after the Execution Date, whether oral or written, and regardless of the manner in which such information is furnished, and includes, without limiting the generality of the foregoing, all notes, analyses, compilations, studies, interpretations or other documents which contain, reflect or are based upon, in whole or in part, such information;

“Contracts” means any and all contracts and agreements (other than policies of insurance, and other than the contract between Hollinger Inc. and Ben Soave Associates Inc., dated December 16, 2005, which contract is to be terminated by Hollinger Inc. on or before Closing) relating to the Property to which the Vendor is a party or by which the Vendor or the Property is bound, in its capacity as owner of the Subject Assets, in respect of the ownership, development, maintenance, operation, cleaning, security, fire protection or servicing of the Property and all contracts and agreements relating to any equipment or other assets leased by the Vendor and located on or in the Property;

“Deposit” has the meaning ascribed thereto in Section 3.1;

“Disclosed to the Purchaser” means written information which:

(a)	is Previously Disclosed Information; or

(b)	is made available for the Purchaser’s review pursuant to Sections 2.2 and/or 2.7 hereof; or

(c)	is otherwise communicated in writing by the Vendor or its advisors or Representatives to the Purchaser;

“Document Registration Agreement” and “DRA” have the respective meaningsascribed thereto in Subsection 5.5(a);

“Due Diligence” has the meaning ascribed thereto in Subsection 2.4(a);

“Due Diligence Date” means the date which is thirty (30) days after the Execution Date, or such further number of days as contemplated by Section 2.3(a), or if such date is not a Business Day, then the next following Business Day;

“Encumbrances” means, in the case of any given Subject Assets, all mortgages, pledges, charges, liens, debentures, trust deeds, assignments by way of security, security interests,

conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such Subject Assets or any part thereof or interest therein, and any agreements, leases, options, easements, servitudes, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) against title to the Subject Assets or any part thereof or interest therein;

“Encumbrances to be Discharged” means any Encumbrances, other than Permitted Encumbrances, registered against any Subject Assets or entered into or consented to by the Vendor after the date hereof;

“Excluded Chattels” means all furniture, works of art, and all other personal property (other than the Included Chattels) located in the Building;

“Execution Date” means the date upon which this Agreement is executed and delivered by each of the parties hereto;

“Existing Contracts” means all Contracts in existence as of the date hereof;

“Final Adjustment Date” has the meaning ascribed thereto in Subsection 3.3(b);

“Governmental Authority” means any government, regulatory authority, government department, agency, commission, board, tribunal or court having jurisdiction on behalf of any nation, province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

“GST Undertaking and Indemnity” means the GST undertaking and indemnity attached as Schedule B hereto;

“Included Chattels” means all building systems (including security systems), light fixtures, window coverings, and supplies located in the Building which are owned or leased by the Vendor and used in the maintenance, repair and/or operation of the Property, together with:

(a)	the rolling file cabinets located in the basement of the Building;

(b)	the boardroom table and chairs located in the main boardroom of the Building; and

(c)	an antique oak office table and matching side table located on the Execution Date in the blue room on the second floor of the Building (being the room at the northwest corner of the Building);

“Initial Deposit” has the meaning ascribed thereto in Subsection 3.1(a);

“ITA” means the Income Tax Act (Canada), as amended;

“Lands” means the lands and premises described in Schedule A attached hereto;

“Lender Representatives” has the meaning ascribed thereto in Subsection 2.5(a);

“Non-Assignable Rights” has the meaning ascribed thereto in Section 7.4;

“Permitted Encumbrances” means, with respect to the Property or the Subject Assets:

(a)
those Encumbrances which, or notice of which, are registered against the title to the Property, the Subject Assets or the Vendor at 5:00 p.m. on the Business Day immediately prior to the date of this Agreement, other than registrations under the Personal Property Security Act (Ontario) that do not relate to any of the leased Included Chattels pursuant to any of the Contracts;

(b)	all those Encumbrances described on Schedule C; and

(c)
all other Encumbrances which, or notice of which, are registered against the title to the relevant Subject Assets after 5:00 p.m. on the Business Day immediately prior to the date of this Agreement and all unregistered Encumbrances in respect of the Subject Assets entered into by the Vendor after such time, in each case as approved by the Purchaser, acting reasonably;

“Person” means an individual, partnership, corporation, trust, unincorporated organization, government, or any department or agency thereof, and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

“Post Closing Adjustments” has the meaning ascribed thereto in Subsection 3.3(b);

“Previously Disclosed Information” means: (i) issues, matters and/or information set out in or revealed by or in written documentation previously disclosed or made available to the Purchaser and/or its Representatives prior to the date of this Agreement in contemplation of the transactions contemplated hereby; (ii) issues, matters and/or information set out in this Agreement; and/or (iii) issues, matters and/or information which a sophisticated purchaser could reasonably be expected to have ascertained or derived from the issues, matters and/or information disclosed or made available pursuant to (i) and/or (ii) above;

“Property” means, collectively, the Lands and the Building;

“Property Conditions” has the meaning ascribed thereto in Subsection 6.4(b);

“Purchase Price” means CDN $14,000,000;

“Purchaser’s Solicitors” means Blake, Cassels & Graydon LLP or such other firm or firms of solicitors as are appointed by the Purchaser from time to time and notice of which is provided to the Vendor;

“Responding Party” has the meaning ascribed thereto in Subsection 6.3(b) hereof;

“Representatives” has the meaning ascribed thereto in Subsection 2.5(a);

“Satisfaction Notice” has the meaning ascribed thereto in Subsection 2.4(b);

“Subject Assets” means all of the Vendor’s right, title and interest in and to:

(a)	the Property;

(b)	the Existing Contracts and any Approved Contracts; and

(c)	the Included Chattels.

“Substantial Damage” has the meaning ascribed thereto in Subsection 7.2(a);

“Teraview Electronic Registration System” and “TERS” have the respective meanings ascribed thereto in Section 5.5;

“Third Party Claim” has the meaning ascribed thereto in Subsection 6.6(a) hereof;

"Title Insurance Commitment" has the meaning ascribed thereto in Subsection 4.1(a) hereof;

"Title Insurance Policy" has the meaning ascribed thereto in Subsection 4.1(b) hereof;

“Transaction” means the purchase and sale of the Subject Assets provided for in this Agreement;

“Unsatisfied Condition” has the meaning ascribed thereto in Section 4.3; and

“Vendor’s Solicitors” means Davies Ward Phillips & Vineberg LLP, or such other firm or firms of solicitors as are appointed by the Vendor from time to time and notice of which is provided to the Purchaser.

ARTICLE 2
AGREEMENT OF PURCHASE AND SALE

2.1	Agreement of Purchase and Sale/Allocation of Purchase Price

The Vendor hereby agrees to sell, transfer and assign the Subject Assets to the Purchaser, free and clear of all Encumbrances, other than Permitted Encumbrances, and the Purchaser hereby agrees to purchase and acquire the Subject Assets from the Vendor for the Purchase Price, on and subject to the terms and conditions of this Agreement.

2.2	Initial Deliveries by Vendor

To the extent available and in the possession or control of the Vendor, the Vendor will make available to the Purchaser for the Purchaser’s review copies of the following until the Due Diligence Date and after such date at the Purchaser’s written request:

(a)	existing surveys or certificates of location for the Property, if any;

(b)	all Existing Contracts;

(c)	written soil tests, engineering reports, structural reports and environmental reports, if any, pertaining to the Property prepared by independent third parties for the Vendor;

(d)	all outstanding written directives and orders (including, without limitation, all work orders), if any, issued by any Governmental Authority pertaining to the Property;

(e)
realty tax bills with respect to the Property for the two most recent tax years, and the most current tax assessment together with all assessment appeals, if any, and material filed in support thereof;

(f)	a certificate of insurance issued by the Vendor’s insurer, confirming the Vendor’s insurance coverage with respect to the Building; and

(g)	such other documents, plans, reports, bills, statements and other information relating to Subject Assets as the Purchaser may reasonably require.

The Vendor will execute and deliver to the Purchaser within three (3) Business Days after receipt of a written request from the Purchaser, authorizations to Governmental Authorities necessary to permit the Purchaser to obtain information from their files, provided each such authorization expressly states that there shall not be any inspections by a Governmental Authority with respect to the Property and none is authorized or requested and such authorization must otherwise be satisfactory to the Vendor, acting reasonably.  The Purchaser shall not request any Governmental Authority to inspect any of the Property.

2.3	Access to Property

(a)
Subject to the Purchaser complying with each of its obligations herein, from and after the Execution Date to and including the Due Diligence Date, and subject to any restrictions on the Vendor’s ability to grant access to the Property (which the Vendor shall use its best efforts to have waived), the Purchaser and its Representatives shall have access to the Property during the Vendor’s normal business hours upon reasonable notice to the Vendor, at the Purchaser’s sole risk and expense, for the purpose of inspecting the Property, including without limitation performing physical and structural inspections, soil tests and environmental audits.  Such inspections, tests and audits shall be conducted in a manner that minimizes interference with the use of the Property. The Vendor or its agents shall accompany the Purchaser and its agents, consultants and employees on any inspections and shall have the right, acting reasonably, to approve, or to refuse approval for, invasive or intrusive inspections, tests and audits, if any are proposed by the Purchaser, prior to such inspections, tests and audits being undertaken.  No such inspections, tests or audits shall occur unless the Purchaser has given the Vendor at least three (3) complete Business Day’s prior written notice and complies with the foregoing requirements.  If, at any time, the Purchaser’s access to the Property shall be denied or impeded for any reason (other than by reason of the Purchaser's failure to comply with, or the proper imposition by the Vendor of, the access conditions set out in this Section 2.3(a)) such that the Purchaser is unable to conduct its Due Diligence of the Property, the Due Diligence Date shall automatically be extended by the number of days corresponding to the number of days on which such access was so denied or impeded.

(b)
The Purchaser shall repair any damage caused by inspections, tests and audits performed by the Purchaser or its agents, consultants or employees and fully indemnify the Vendor from all costs of repairing any damage caused by such inspections, tests or audits and all Claims relating to any such inspections, tests and audits and from all Claims incurred by the Vendor as a result thereof.  This indemnity shall survive termination of this Agreement regardless of the cause of such termination.

2.4	Purchaser’s Investigations

(a)
On or before 5:00 p.m. on the Due Diligence Date, the Purchaser shall conduct (subject to compliance with other relevant provisions of this Agreement) all investigations, inspections, reviews, tests and audits relating to the Subject Assets and the Property (including, without limitation, title to the Subject Assets and the Property and compliance with Applicable Laws) and the transactions provided for herein (collectively referred to herein as the “Due Diligence”) which the Purchaser deems necessary or desirable.

(b)
The Purchaser shall be entitled, on or before 5:00 p.m. on the Due Diligence Date, in its sole and absolute discretion, to determine whether it is satisfied with the results of its Due Diligence.  The Purchaser shall be deemed to not be satisfied with the result of its Due Diligence unless the Purchaser delivers to the Vendor on or before 5:00 p.m. on the Due Diligence Date a written notice in the form attached hereto (with the relevant details inserted therein) as Schedule D (the “Satisfaction Notice”) stating that it is satisfied with the results of its Due Diligence.  If the Purchaser fails to give the Vendor a Satisfaction Notice by such time, then this Agreement shall terminate automatically at such time and, upon such termination, the Purchaser and Vendor shall be released from all obligations under this Agreement (except for those obligations which are expressly stated to survive the termination of this Agreement) and the Deposit and all interest earned thereon shall be returned to the Purchaser forthwith without deduction.

(c)
If the Purchaser does deliver the Satisfaction Notice to the Vendor by such time, notwithstanding any other provisions of this Agreement (including, without limitation, Section 2.1), the Purchaser shall be deemed to have irrevocably waived its right to raise any objection to, or to have or make any Claim regarding, any circumstance, defect, matter or issue in respect of the Subject Assets or the Property, or any other aspect thereof of any nature whatsoever (including, without limitation, any objection or Claim relating to the Vendor’s title to the Subject Assets or any matter relating to title to the Property or the existence of any Encumbrances (other than Encumbrances to be Discharged), as such title and Encumbrances exist on the Due Diligence Date, any non-compliance with Applicable Laws, or any Contract, Encumbrance or other instrument).  The Purchaser retains the right to make valid objections to title or other requisitions, in each case, in writing to the extent that any document or instrument that is not a Permitted Encumbrance is registered against title to the Property or any work order or deficiency notice or other similar notice of non-compliance is otherwise issued or filed after the Due Diligence Date and before the Closing Date.  If, within ten (10) Business Days following the receipt of such written requisition from the Purchaser, the Vendor advises the Purchaser in writing (the “Requisition Notice”) that the Vendor is unwilling or unable to remove or satisfy the Purchaser’s objections, then, notwithstanding any other provision contained herein or any intermediate acts or negotiations in respect of such objections, the Purchaser shall have the right to terminate this Agreement by written notice to the Vendor to be delivered by the earlier of (i) the date on which Closing is scheduled to occur, and (ii) the tenth Business Day after the Requisition Notice is received by the Purchaser.  In such event, the Deposit, together with all interest accrued thereon, shall be returned to the Purchaser forthwith without deduction.  Without limiting the generality of the foregoing, the Purchaser also agrees that, subject to Section 7.3(d), the Purchaser shall not have the right to seek an abatement to the Purchase Price or any other remedy by virtue of any matters Disclosed to the Purchaser prior to the Due Diligence Date or as a result of any circumstance, defect, matter or issue in respect of the Subject Assets or the Property in respect of the Subject Assets or the Property, or any other aspect thereof of any nature whatsoever, in existence at the Due Diligence Date.  Notwithstanding the foregoing, however, if the Closing does take place the foregoing does not derogate from the Purchaser’s rights in the event of any breach of a representation or warranty made in this Agreement by the Vendor, except as is otherwise provided in the last sentence of Section 2.7.

2.5	Confidentiality

(a)	The Vendor and Purchaser agree that each party:

(i)	shall keep all provisions of this Agreement confidential and shall not disclose any of its provisions to any Person; and

(ii)
shall keep confidential all Confidential Information and shall not disclose any Confidential Information to any Person, except as required by Applicable Laws or as permitted pursuant to Subsection 2.5(b) hereof and except (A) to those trustees, directors, officers, employees and advisors of each of the parties who are participating in the Transaction or are otherwise specifically in writing approved by the other party (all such Persons being referred to as “Representatives”), and (B) to the officers, employees and solicitors of any lender to the Purchaser (all such Persons being referred to as “Lender Representatives”) in connection with any financing to be undertaken by the Purchaser in connection with the Subject Assets.  The Vendor and the Purchaser shall cause all Representatives, and the Purchaser shall cause all Lender Representatives, who, in each case, receive any information of the nature referred to above to comply with the requirements of this Section 2.5.

(b)
Neither the Vendor nor the Purchaser shall issue any press release or other public announcement or release information with respect to this Agreement to the press or the public unless the same has been mutually approved by the Vendor and the Purchaser or such disclosure is in the good faith opinion of the Purchaser or the Vendor, as the case may be, required in order to comply with any Applicable Laws, with any agreement between any affiliate of the Vendor and any inspector in respect of Hollinger Inc. appointed under the Canada Business Corporations Act, or the rules, orders or regulations of any stock exchange or to satisfy the obligations of the Vendor under Permitted Encumbrances, and then only after prior consultation with the other party hereto, if possible.

(c)
It is agreed that if this Agreement is terminated for any reason, each party shall promptly return, or cause to be returned, to the other party all written Confidential Information in the possession or control of the other party or any other Person to whom Confidential Information has been provided and shall destroy, or cause to be destroyed, any Confidential Information stored in or on any computer memory, disk, tape or other contrivance whatsoever in the possession or control of the other party or any other Person to whom the other party has provided Confidential Information.  On request of a party, the other party shall certify that it has complied with its obligation under this Section.

(d)
The provisions of this Section are supplementary to the provisions of the Confidentiality Agreement and do not in any way derogate from the obligations of the Purchaser pursuant to the Confidentiality Agreement.  In the case of any conflict between the provisions of this Section and the provisions of the Confidentiality Agreement, the latter shall prevail.

(e)	The provisions of this Section 2.5 shall survive the Closing or any termination of this Agreement, regardless of the cause of such termination.

2.6	Settlement of Documents

The parties shall proceed diligently and in good faith to attempt to agree, on or before the Due Diligence Date, upon the contents of all Closing Documents to be executed and delivered by the Vendor and the Purchaser; provided that in the case of any Closing Documents to be executed and delivered in the form set out in a schedule to this Agreement, such form shall not be subject to further negotiations and the Vendor shall provide all details and/or information necessary to complete such documents, subject to the Purchaser’s approval of the accuracy of such details and information, such approval not to be unreasonably withheld.

2.7	Subsequent Deliveries

Any documentation or other information provided by the Vendor to the Purchaser pursuant to Section 2.2 may be amended or supplemented by the Vendor as necessary from time to time until the Due Diligence Date.  In addition, if the Vendor becomes aware of a failure to provide any document or other information that it is required to provide in accordance with Section 2.2 at any time prior to the Due Diligence Date, it may advise the Purchaser in writing of such failure and deliver such information to the Purchaser at any time prior to the Due Diligence Date.  If the Purchaser delivers a Satisfaction Notice pursuant to Section 2.4 prior to 5:00 p.m. on the Due Diligence Date, the Purchaser shall be deemed to have accepted for all purposes all matters which have been Disclosed to the Purchaser on or before the Due Diligence Date and if any representation or warranty of the Vendor is incorrect or inaccurate but the Purchaser has received written notice from the Vendor or its Representatives on or before the Due Diligence Date of the instrument, circumstance, action, omission, matter or issue which causes such representation or warranty to be incorrect or inaccurate, then such representation and warranty shall be deemed to have been qualified by reference to such instrument, circumstance, matter or issue.

If the Vendor receives from any Governmental Authority any directives or orders referred to in Section 2.2(d) between the Due Diligence Date and the Closing Date, the Vendor shall deliver a copy of same to the Purchaser as expeditiously as possible.

2.8	Excluded Chattels

For greater certainty, the Subject Assets shall not include any of the Excluded Chattels, and the Excluded Chattels shall not be conveyed to the Purchaser on Closing.

ARTICLE 3
PURCHASE PRICE

3.1	Deposit

(a)
Prior to 11:00 a.m. on the first Business Day following the date this Agreement is executed and delivered by both parties hereto the Purchaser shall pay $500,000 (the “Initial Deposit”) by certified cheque or negotiable bank draft to the Vendor’s Solicitors to be invested by the Vendor’s Solicitors in trust, as the Purchaser directs, in a term deposit or other similar certificate of deposit with a Canadian Schedule I chartered bank maturing on the Closing Date.  Contemporaneously with the payment of the Initial Deposit by the Purchaser to the Vendor’s Solicitors, the Purchaser shall deliver to the Vendor’s Solicitors a deposit authorization in the form attached hereto as Schedule H.

(b)
Unless this Agreement has terminated pursuant to Section 2.4, prior to 11:00 a.m. (Toronto time) on the first Business Day following the Due Diligence Date, the Purchaser shall pay $500,000 (the “Additional Deposit”) as a further deposit to the Vendor’s Solicitors to be invested, as the Purchaser directs, by the Vendor’s Solicitors on the same terms as referred to in Subsection 3.1(a).  In this Agreement, “Deposit” means the Initial Deposit and, if applicable, the Additional Deposit.  Contemporaneously with the payment of the Additional Deposit by the Purchaser to the Vendor’s Solicitors, the Purchaser shall deliver to the Vendor’s Solicitors a deposit authorization in the form attached hereto as Schedule H.

(c)
If the Transaction is not completed for any reason other than the default of the Purchaser (and for greater certainty the failure to submit a Satisfaction Notice is not a default of the Purchaser), the Deposit (together with all interest accrued thereon) shall be returned to the Purchaser forthwith thereafter without deduction.  If the Transaction is not completed as a result of the default of the Purchaser, the Deposit, together with interest thereon, shall be forfeited to the Vendor and thereupon be paid to the Vendor, without prejudice to the rights and remedies of the Vendor at law or in equity as a result of such default.

(d)	If the Transaction is completed, the Deposit and accrued interest shall be credited against the Purchase Price due on Closing.

(e)
In holding and dealing with the Deposit pursuant to this Agreement, the Vendor’s Solicitors are not bound in any way by any agreement other than this Agreement, and Vendor’s Solicitors shall not be considered to assume any duty, liability or responsibility other than to hold the Deposit in accordance with the provisions of this Agreement and to pay the Deposit to the Person becoming entitled thereto in accordance with the terms of this Agreement except in the event of a dispute between the parties as to entitlement to the Deposit; in the case of such dispute, the Vendor’s Solicitors may, in their discretion, pay the monies in dispute into court, whereupon the Vendor’s Solicitors shall have no further obligations relating to the Deposit and interest earned thereon.  The Vendor’s Solicitors will not, under any circumstances, be required to verify or determine the validity of any notice or other document whatsoever delivered to the Vendor’s Solicitors and the Vendor’s Solicitors are hereby relieved of any liability or responsibility for any loss or damage which may arise as the result of the acceptance by the Vendor’s Solicitors of any such notice or other document in good faith (provided that the Vendor’s Solicitors shall not be relieved of any liability or responsibility for any loss or damage which may arise if the Vendor’s Solicitors release the Deposit to a party hereto after having received prior written notice from the other party hereto claiming entitlement to such Deposit or a dispute to such entitlement).

3.2	Method of Payment of Purchase Price

On Closing the Purchase Price shall be satisfied as follows:

(a)	by application of the Deposit and interest earned thereon held by the Vendor’s Solicitors; and

(b)
by payment to the Vendor, or as the Vendor directs in writing, of an amount (the “Balance”) equal to the Purchase Price, as adjusted pursuant to Section 3.3, less the aggregate of the amounts referred to in paragraph 3.2(a).  The Balance shall be paid on Closing by the Purchaser by certified cheque or negotiable bank draft of one of the five largest (by asset size) Schedule I Canadian chartered banks.

If at any time the Vendor delivers to the Purchaser a direction in writing in respect of the payment of the Balance the Purchaser shall forthwith provide, at the Vendor’s request, in favour of any lender to the Vendor and/or affiliates of the Vendor an irrevocable acknowledgement of such direction and an agreement to act in accordance therewith unless otherwise agreed to by such lender.

3.3	Adjustments

(a)
Except as otherwise provided herein, the Vendor shall be responsible for all expenses and liabilities, including, without limitation, the expense of paying and registering discharges of all Encumbrances to be Discharged, and be entitled to receive all revenues accrued in respect of the Subject Assets up to and including the Closing Date.  After the Closing Date, the Purchaser shall be responsible for all expenses and liabilities accruing in respect of the Subject Assets after the Closing Date and shall be entitled to all revenues accruing in respect of the Subject Assets after the Closing Date.  Except as otherwise provided herein, all adjustments for income and operating expenses, utilities, taxes (including local improvement charges and assessments and business taxes) and other adjustments established by the usual practice in the City of Toronto, shall be made as of the Closing Date and shall be paid on the Closing Date pursuant to a statement of adjustments to be prepared by the Vendor and approved by the Purchaser, each acting reasonably.

(b)
If the final cost or amount of any item which is to be adjusted cannot be determined at Closing, then an initial adjustment for such item shall be made at Closing, such amount to be estimated by the Vendor, acting reasonably, as of the Closing Date on the basis of the best evidence available at the Closing as to what the final cost or amount of such item will be.  All amounts which have been estimated as at the Closing Date because they have not been finally determined at that date (the “Post Closing Adjustments”) shall be finally adjusted on a post-closing basis once they have been determined and finalized.  In each case when a Post Closing Adjustment is determined, the Vendor or the Purchaser, as the case may be, shall within thirty (30) days of determination, provide a complete statement thereof, together with particulars relating thereto in reasonable detail, to the other and within thirty (30) days thereafter the parties hereto shall make a final adjustment as of the Closing Date for the Post Closing Adjustment in question.  In the case of any dispute between the parties hereto with respect to any Post Closing Adjustments, the final amount of such Post Closing Adjustments shall be determined by the audit firm of Deloitte & Touche LLP and the cost of such determination shall be shared equally between the parties hereto.  Either party may refer any such dispute to Deloitte & Touche LLP for such determination and such determination shall be final and binding on the parties hereto.  The Vendor and Purchaser agree to execute and deliver on the Closing Date an undertaking to re-adjust and pay the amount of any Post Closing Adjustments as may be owing pursuant to the provisions of this Agreement.  Notwithstanding the foregoing, all adjustments and Post Closing Adjustments to be made pursuant to this Subsection 3.3(b) shall, in any event, be completed on or before the date which is the first anniversary of the Closing Date (the “Final Adjustment Date”) and no claim for any re-adjustment may be made by either party thereafter, unless such claim is a claim contemplated by the provisions of Section 6.3, in which case such provisions shall apply.  It is agreed that no adjustments shall be made with respect to insurance premiums and that the Purchaser shall not assume or take an assignment of the Vendor’s insurance policies.

(c)
In the event that there are any realty or business tax appeals for the period prior to Closing, the Vendor may, at its option, continue such appeals and shall be entitled to receive any payment resulting therefrom, provided that the Vendor shall consult with the Purchaser with respect to, and the Purchaser acting reasonably shall have the right to approve, any final settlement or disposition of any such appeal.  Any refund or reassessment for the 2006 calendar year (after deduction of out-of-pocket expenses in conducting any such appeal or reassessment, including any commissions payable to agents or consultants) shall be readjusted as of the Closing Date after the conclusion of any assessment appeal and notwithstanding such readjustment occurs after the Final Adjustment Date.  The Purchaser agrees to co-operate with the Vendor with respect to all such appeals or reassessments (provided that such cooperation shall not entail the expenditure of any money by the Purchaser other than its own administrative expenses and any legal fees incurred by the Purchaser in connection therewith) and to provide the Vendor with access to any necessary documents or materials required to continue any such appeals or reassessments.  To the extent the Purchaser receives payment of any refund or reassessment for the period prior to the Closing Date, the Purchaser shall hold such refund or reassessment payment in trust for the Vendor and shall endorse (without recourse) in favour of the Vendor and deliver to the Vendor all such payment cheques forthwith upon receipt.

(d)
The Purchaser shall provide the Vendor and its auditors, during normal business hours at any time and from time to time after Closing until the Final Adjustment Date upon reasonable prior notice to the Purchaser, access to the books, files and records of the Purchaser relating exclusively to the Subject Assets, for the purpose of calculating or verifying the amount of any Adjustments and dealing with any tax appeals.

(e)
On the Closing Date, the Purchaser shall issue replacement letters of credit and/or security deposits for the letters of credit and/or security deposits with respect to the Property, if any, (all of which shall be Disclosed to the Purchaser prior to the Due Diligence Date) and shall use its reasonable commercial efforts to cause the Vendor’s letters of credit and/or security deposits with respect to the Property to be released and returned to the Vendor.  Provided that to the extent that the Purchaser is unable to cause such letters of credit and/or security deposits to be released and returned to the Vendor, in lieu of issuing the replacement letters of credit and/or security deposits referred to above, the Purchaser shall cause matching letters of credit and/or security deposits to be provided to the Vendor, which matching letters of credit and/or security deposits may be drawn upon by the Vendor if and to the extent that the Vendor’s letters of credit and/or security deposits are drawn upon.

3.4	Allocation of Purchase Price

On or before thirty (30) days after the Purchaser has delivered the Satisfaction Notice to the Vendor, the parties hereto shall use all reasonable commercial efforts to agree as to the manner in which the Purchase Price shall be allocated among the various classes of assets comprising the Subject Assets.

ARTICLE 4

CONDITIONS

4.1	Conditions for Vendor

The obligation of the Vendor to complete the Transaction shall be subject to fulfilment of each of the following conditions on or before the Closing Date or such earlier date or time as may be herein specified:

(a)
on or before the Due Diligence Date, the Purchaser shall have received and delivered to the Vendor's Solicitors a signed irrevocable binding Commitment to
Title Insurance in respect of the Property in form and substance satisfactory to the Purchaser's Solicitors and the Vendor's Solicitors including a gap endorsement (the "Title Insurance Commitment");

(b)
on or before Closing the Purchaser shall have received a title insurance policy in respect of the Property (the "Title Insurance Policy") in accordance with the terms of the Title Insurance Commitment;

(c)
payment by the Purchaser of the Purchase Price and all of the other terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser shall have been complied with or performed in all material respects;

(d)	on Closing, the representations or warranties of the Purchaser set out in Section 6.2 shall be true and accurate as if made as of the Closing; and

(e)
by the Closing Date: (i) no action or proceeding, at law or in equity, shall have been commenced by any Person to enjoin, restrict or prohibit the Closing which has not, by the Closing Date, been dismissed, quashed or permanently stayed without any further right of appeal or right to seek leave to appeal; and (ii) the Vendor shall have obtained an amendment, variation, modification or discharge of any order of a Governmental Authority required to permit the removal of documents or other personal property from the Property.

The conditions set forth in this Section 4.1 are for the benefit of the Vendor and may be waived in whole or in part by the Vendor by notice to the Purchaser.

4.2	Conditions for Purchaser

The obligations of the Purchaser to complete the Transaction shall be subject to fulfilment of each of the following conditions on or before the Closing Date or such earlier date or time as may be herein specified:

(a)	on or before the Due Diligence Date, the Purchaser shall have received the Title Insurance Commitment;

(b)	on or before Closing the Purchaser shall have received the Title Insurance Policy;

(c)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor shall have been complied with or performed in all material respects;

(d)
on Closing, the Vendors shall (subject to the Vendors’ right to deliver, pursuant to Subsection 5.2(d), discharge statements and undertakings in respect of Encumbrances to be Discharged, rather than discharge such Encumbrances to be Discharged on Closing) transfer all of the Vendors’ right, title and interest in and to the Subject Assets to the Purchaser free and clear of all Encumbrances, other than Permitted Encumbrances;

(e)
on Closing, the representations and warranties of the Vendor set out in Section 6.1, as supplemented or amended by information Disclosed to the Purchaser no later than 5:00 p.m. on the last Business Day prior to the Due Diligence Date, shall be true and correct in all material respects; and

(f)
by the Closing Date: (i) no action or proceeding, at law or in equity, shall have been commenced by any Person to enjoin, restrict or prohibit the Closing which has not, by the Closing Date, been dismissed, quashed or permanently stayed without any further right of appeal or right to seek leave to appeal; and (ii) the Vendor shall have obtained an amendment, variation, modification or discharge of any order of a Governmental Authority required to permit the removal of documents or other personal property from the Property.

The conditions set forth in Section 4.2 are for the benefit of the Purchaser, and may be waived in whole or in part by the Purchaser by notice to the Vendor.  For greater certainty, it is agreed that for the purposes of Subsection 4.2(e), representations and warranties of the Vendor shall be deemed to be true and accurate in all material respects unless the effect of the falsity or inaccuracy of such representations and warranties is that there is a material adverse effect upon the value of the Subject Assets, taken as a whole.

4.3	Non-Satisfaction of Conditions

(a)           Subject to Subsection 4.3(b), in the event any condition set forth in Section 4.1 or Section 4.2 is not satisfied or waived as therein provided on or before the applicable date or time referred to in Section 4.1 or Section 4.2, as the case may be (such condition being referred to as the “Unsatisfied Condition”), this Agreement shall, upon notice by the party having the benefit of the Unsatisfied Condition to the other party, be terminated and both parties hereto shall be released from all of their liabilities and obligations under this Agreement (other than the obligations referred to in Subsection 2.3(b) and Section 2.5) unless the reason for the Unsatisfied Condition not being satisfied is the breach by a party hereto of an obligation under this Agreement or a representation and warranty made by such party being incorrect or inaccurate, in which case a claim may be made against such party.  In the event of any such termination hereunder, the Deposit and all interest accrued thereon shall be disbursed in accordance with the provisions of Section 3.1(c).  Notwithstanding any other provisions of this Agreement, if by the applicable time or date referred to in Section 4.1 or Section 4.2, as the case may be, the party having the benefit of any given condition has not given notice to the other party that such condition has been waived or satisfied, such condition shall be deemed not to have been waived or satisfied.

(b)           Notwithstanding the provisions of Section 4.3(a), in the event the conditions set out in Subsection 4.1(e) and/or 4.2(f) are  not satisfied or waived, either party may, by written notice to the other, extend the date of the Closing by ninety (90) days following the then scheduled Closing Date in order to permit the Vendor additional time to attempt to satisfy the conditions set out in Subsection 4.1(e) and/or 4.2(f).

4.4	Efforts to Satisfy Conditions

Without derogating from any party’s other obligations under this Agreement, it is agreed that the Purchaser shall act in good faith and use reasonable efforts to satisfy, or cause to be satisfied, the conditions set forth in Section 4.1, and the Vendor shall act in good faith and use reasonable efforts to satisfy, or cause to be satisfied, the conditions set out in Section 4.2. Provided that, unless the Vendor has otherwise in this Agreement specifically agreed to do so, nothing in this Agreement shall be interpreted as requiring the Vendor to spend money (other than fees to its own professionals) to satisfy any conditions, or to address any defects, deficiencies or concerns identified by the Purchaser with respect to the Property, the Subject Assets or any other matter or aspect of the Transaction whatsoever.  Each of the Purchaser and the Vendor shall act in good faith in determining whether or not a condition in its favour has been satisfied.

ARTICLE 5
CLOSING DOCUMENTS

5.1	Closing Arrangements

(a)
The Closing shall commence at 10:00 a.m. on the Closing Date at the office of the Vendor’s Solicitors or at such other time or place as the parties shall mutually agree upon in writing and shall continue until the Closing is completed or this Agreement is validly terminated in accordance with the terms hereof.

(b)
The Vendor shall have the one time right, exercisable in its sole and absolute discretion, by written notice to the Purchaser delivered no later than sixty (60) days before the Closing Date, to extend the date of the Closing by up to sixty (60) days following the original Closing Date.

5.2	Vendor’s Closing Deliveries

On or before Closing, subject to the provisions of this Agreement, the Vendor shall deliver, or cause to be delivered, to the Purchaser’s Solicitors the following:

(a)
a registrable transfer (other than a land transfer tax affidavit) of the undivided 100% ownership interest of the Vendor in the Property in favour of the Purchaser, which shall exclude the implied covenants set out in Section 5(1) of the Land Registration Reform Act (Ontario);

(b)	the Assignment and Assumption of Contracts;

(c)	the Bill of Sale;

(d)
registrable discharges of the Encumbrances to be Discharged, if any, in respect of the Subject Assets which have not been discharged as at the Closing Date or, in each case as an alternative to delivering such registrable discharges, discharge statements from the holder of the Encumbrances to be Discharged together with an irrevocable direction to pay in respect of the amounts secured by such Encumbrance and a solicitor’s undertaking to obtain and register a discharge of such Encumbrance as soon as reasonably practicable following Closing;

(e)	the Assignment and Assumption of Permitted Encumbrances;

(f)	a direction as to the payee or payees of the Purchase Price;

(g)	an undertaking by the Vendor to re-adjust the Adjustments in accordance with Section 3.3;

(h)	all third party consents, if any, with respect to any of the Contracts or Permitted Encumbrances that the Vendor is required to obtain pursuant to this Agreement;

(i)
a statutory declaration or other evidence satisfactory to the Purchaser, acting reasonably, that the Purchase Price is not subject to withholding tax pursuant to the non-residency provisions of the ITA by reason of the fact that the Vendor is not a non-resident of Canada, as defined by Section 116 of the ITA and that the Property has never been occupied by any officer, director or shareholder of the Vendor or by any spouse of any officer, director or shareholder of the Vendor as a matrimonial home within the meaning of the Family Law Act (Ontario); and a certificate of the Vendor certifying that the representations and warranties of the Vendor contained in Section 6.1 are true and correct in all material respects as of the Closing Date;

(j)	such documentation as may be contemplated or required pursuant to the Bulk Sales Act (Ontario) evidencing compliance with the provisions thereof; and

(k)	all keys, combinations and codes to all locks, safes, vaults and security systems located at the Building.

All documentation shall be in form and substance acceptable to the Purchaser’s Solicitors and the Vendor’s Solicitors, each acting reasonably and in good faith.

5.3	Purchaser’s Closing Deliveries

On or before Closing, subject to the terms and conditions of this Agreement, the Purchaser shall execute (where it is a party thereto) and shall deliver or cause to be delivered to the Vendor’s Solicitors the following:

(a)	the Balance of the Purchase Price in accordance with Section 3.2;

(b)	the Assignment and Assumption of Contracts;

(c)
the Assignment and Assumption of Permitted Encumbrances; and such assumption or other agreements, undertakings and other instruments in favour of other parties as may be required pursuant to the terms of any such Permitted Encumbrances or as the Vendor may require;

(d)	an undertaking by the Purchaser to re-adjust the Adjustments in accordance with Section 3.3;

(e)	the GST Undertaking and Indemnity;

(f)	pursuant to Section 35 of the Heritage Act (Ontario), a notice to the clerk of the City of Toronto advising of the change of ownership of the Property;

(g)	a certificate of the Purchaser certifying that the representations and warranties contained in Section 6.2 are true and correct in all material respects as of the Closing Date; and

(h)	assumption agreements or other agreements, notices, undertakings or other instruments required to be delivered by the Purchaser in favour of any other Persons with an interest in the Property.

All documentation shall be in form and substance acceptable to the Purchaser’s Solicitors and the Vendor’s Solicitors, each acting reasonably and in good faith.

5.4	Title Insurance, Registration and Other Costs

(a)
The Vendor shall be responsible for, and shall pay to the title insurer that issues the Title Insurance Policy,  the premium in respect of the Title Insurance Policy (estimated to be approximately $10,000).  The Vendor and the Purchaser shall be responsible for the costs of the Vendor’s Solicitors and the Purchaser’s Solicitors, respectively, in respect of the Transaction.  The Purchaser shall be responsible for and pay, in addition to the Purchase Price, any land transfer taxes payable on the transfer of the Subject Assets, all registration fees payable in respect of registration by it of any documents on Closing and all federal and provincial sales and other taxes, if any, payable by a purchaser upon or in connection with the conveyance or transfer of the Subject Assets, including provincial retail sales tax and goods and services tax.

(b)
The Purchaser shall indemnify and save harmless the Vendor and its shareholders, directors, officers, employees and agents from all Claims incurred, suffered or sustained as a result of a failure by the Purchaser:

(i)
to pay any federal, provincial or other taxes payable by the Purchaser in connection with the conveyance or transfer of the Subject Assets whether arising from a reassessment or otherwise, including provincial retail sales tax and goods and services tax, if applicable; or

(ii)
to file any returns, certificates, filings, elections, notices or other documents required to be filed by the Purchaser with any federal, provincial or other taxing authorities in connection with the conveyance or transfer of the Subject Assets.

This indemnity shall survive and shall not merge on Closing.

5.5	Electronic Registration

The Vendor and the Purchaser acknowledge that the electronic registration system (the “Teraview Electronic Registration System” or “TERS”) is operative in the land registry office where the Lands are located and, accordingly, the following provisions shall prevail, namely:

(a)
the Vendor’s Solicitors and the Purchaser’s Solicitors shall each be obliged to be authorized TERS users and in good standing with the Law Society of Upper Canada, and they are hereby authorized by the parties hereto to enter into a document registration agreement in the form adopted by the Joint LSUC-CBAO Committee on Electronic Registration of Title Documents on March 29, 2004 or any successor version thereto (the “Document Registration Agreement” or “DRA”), together with the additional requirement that the registering solicitor shall also be obliged to provide the non-registering solicitor with a copy of the registration report printed by TERS upon the submission and receipt for registration of the electronic documents, as evidence of the registration thereof, within one Business Day following the Closing Date.  It is understood and agreed that the DRA shall outline or establish the procedures and timing for completing the transaction contemplated by this Agreement electronically, and shall be executed by both the Vendor’s Solicitors and the Purchaser’s Solicitors and exchanged by courier or facsimile transmission or e-mail between such solicitors (such that each solicitor has a photocopy or faxed copy of the DRA duly executed by both solicitors) by no later than one Business Day before the Closing Date;

(b)	the delivery and exchange of the Closing Documents and the balance of the Purchase Price, and the release thereof to the Vendor and the Purchaser, as the case may be:

(i)	shall not occur contemporaneously with the registration of the transfer/deed for the Lands and other Closing Documents, if any, to be registered electronically; and

(ii)
shall be governed by the DRA, pursuant to which the solicitor receiving any Closing Documents, or the balance of the Purchase Price, will be required to hold the same in escrow, and will not be entitled to release the same except in strict accordance with the provisions of the DRA;

(c)
each of the parties agrees that the delivery of any of the Closing Documents not intended or required to be registered against title to the Lands shall, unless the parties otherwise agree, be by way of delivery of originally signed copies thereof on the Closing Date to the other party or its solicitor;

(d)
notwithstanding anything contained in this Agreement or in the DRA to the contrary, it is expressly understood and agreed by the parties hereto that an effective tender shall be deemed to have been validly made by either party (in this Section called the “Tendering Party”) upon the other party (in this Section called the “Receiving Party”) when the solicitor for the Tendering Party has:

(i)	delivered all applicable Closing Documents and/or the balance of the Purchase Price to the Receiving Party’s solicitor in accordance with the provisions of this Agreement and the DRA;

(ii)
advised the solicitor for the Receiving Party in writing that the Tendering Party is ready, willing and able to complete the transaction contemplated by this Agreement in accordance with the terms and provisions of this Agreement; and

(iii)
completed all steps required by TERS in order to complete the transaction contemplated by this Agreement that can be performed or undertaken by the Tendering Party’s solicitor without the co-operation or participation of the Receiving Party’s solicitor, and specifically when the Tendering Party’s solicitor has electronically “signed” the transfer/deed(s) and any other Closing Document, if any, to be registered electronically for completeness and granted “access” to the Receiving Party’s solicitor (but without the Tendering Party’s solicitor releasing the same for registration by the Receiving Party’s solicitor).

5.6	Single Transaction.

Subject to Section 5.5, all documents and cheques shall be delivered in escrow as specified in Section 5.5 on the Closing Date pending submission and receipt for registration of the Closing Documents as reasonably required by the solicitors for the parties and receipt of such evidence as they shall reasonably request that all conditions of this Agreement have been satisfied.  It is a condition of Closing that all matters of payment, execution and delivery of documents by each party to the other and the submission and receipt for registration of the appropriate documents in the appropriate offices of public record shall be deemed to be concurrent requirements and it is specifically agreed that nothing will be complete at the Closing until everything required at the Closing has been paid, executed and delivered and until all documents have been submitted and receipted for registration.

ARTICLE 6
Representations, Warranties and Covenants

6.1	Vendor’s Representations

The Vendor hereby represents and warrants to and in favour of the Purchaser that as of the date of this Agreement (unless otherwise specified) and as of the Closing Date:

(a)
the Vendor is (and will be at Closing) a corporation existing and governed by the laws of the Province of Ontario and has the necessary authority, power and capacity to own the Property and the other property constituting the Subject Assets and to enter into this Agreement and the documents and transactions contemplated herein and to complete the Transaction and perform its obligations under the documents and transactions contemplated herein on the terms and conditions herein contained;

(b)
the agreement of purchase and sale constituted on the execution and delivery of this Agreement and the obligations of the Vendor hereunder and the documents and transactions contemplated herein have been duly and validly authorized by all requisite proceedings of the Vendor and constitute and will constitute at Closing, legal, valid and binding obligations of the Vendor enforceable against such Vendor in accordance with its and their terms;

(c)
neither the execution and delivery of this Agreement by the Vendor and the completion by the Vendor of the Transaction will not, subject to Section 6.5, result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Vendor under:

(i)	any provision of the constating documents, by-laws or resolutions of the board of directors of the Vendor; or

(ii)	any Applicable Laws;

(d)	no approval or consent of any Governmental Authority is required in connection with the completion of the Transaction by the Vendor other than as referred to in Section 4.1(e)(ii) above;

(e)	the Vendor is a resident of Canada for the purposes of the ITA;

(f)	no Person has any right of first opportunity, right of first refusal, option or other right to purchase or acquire any interest in the Subject Assets or any part thereof; and

(g)	to the best of the Vendor’s knowledge, the Vendor has not done, omitted or permitted anything whereby the Lands are or may be encumbered, except as the records of the land registry office disclose.

For the purposes of this Section 6.1, “to the best of the Vendor’s knowledge” shall mean to the best of the knowledge of one or more of the current members of the board of directors of the Vendor.

6.2	Purchaser’s Representations

The Purchaser hereby represents and warrants to and in favour of the Vendor that as of the date of this Agreement (unless otherwise specified) and as of the Closing Date:

(a)
the Purchaser is (or if an affiliate of the Purchaser will be taking title to the Subject Assets at Closing, such affiliate will be at Closing) a corporation existing and governed by the laws of the Province of Ontario and has, or will have, as the case may be, the necessary corporate authority, power and capacity to own the Subject Assets and to enter into this Agreement and the documents and transactions contemplated herein and to complete the Transaction and perform its obligations under the documents and transactions contemplated herein on the terms and conditions herein contained;

(b)
the agreement of purchase and sale constituted on the execution and delivery of this Agreement and the obligations of the Purchaser hereunder and the documents and transactions contemplated herein have been duly and validly authorized by all requisite corporate proceedings of the Purchaser and constitute (and will constitute at Closing), legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its and their terms; and neither the entering into nor delivery of this Agreement nor the completion by the Purchaser of the Transaction will conflict with or constitute a default under any Applicable Laws; and no approval or consent of any Governmental Authority is required in connection with the execution and delivery of this Agreement by the Purchaser and the completion of the Transaction by the Purchaser;

(c)
the Purchaser is duly registered, and if an affiliate of the Purchaser will be taking title to the Subject Assets at Closing, such affiliate will be duly registered, in virtue of Subsection (d) of Section V of Part IX of the Excise Tax Act (Canada), and in consequence, in virtue of paragraph 221(2)(b) of such law, the Vendor is not obliged to collect the tax known as the goods and services tax from the Purchaser or such affiliate, as the case may be;

(d)
the Purchaser is purchasing, or if an affiliate of the Purchaser will be taking title to the Subject Assets at Closing, such affiliate will be purchasing, the Subject Assets as principal for its own account and same are not being purchased by the Purchaser, or such affiliate, as the case may be, as an agent, trustee or otherwise on behalf of or for another Person;

(e)	the Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada); and

(f)	the Purchaser has not retained the services of any real estate broker or agent in connection with the transactions contemplated by this Agreement.

6.3	Survival of Representations

(a)
The representations, warranties and certifications contained in this Agreement or in any Closing Documents shall not merge on Closing but shall survive until the Final Adjustment Date. The party which has received a representation, warranty or certification, whether in this Agreement or in any Closing Document, shall give written notice to the other party of each breach of the representation, warranty or certification, together with details thereof, promptly after becoming aware of the breach and no later than the Final Adjustment Date.  Notwithstanding any other provision of this Agreement or of any Closing Document, no claim may be asserted or pursued against any party hereto, or any action, suit or other proceedings commenced or pursued, for or in respect of any breach of any representation, warranty or certification made by such party in this Agreement or in any Closing Document unless written notice of such Claim is received by such party describing in detail the facts and circumstances with respect to the subject matter of such Claim on or prior to the Final Adjustment Date, irrespective of whether the subject matter of such Claim shall have occurred before or after the Final Adjustment Date; and following the Final Adjustment Date all such representations, warranties and certifications shall cease to have any effect except to the extent a written notice of Claim has been previously given in respect thereof in accordance with this Subsection.

(b)
Notwithstanding the foregoing provisions of this Section or any other provisions of this Agreement or any Closing Documents, the liability of any party to this Agreement (herein referred to as the “Responding Party”) after Closing in respect of any representation, warranty or certification made by such Responding Party in or pursuant to this Agreement or in any Closing Document shall be subject to and limited by the following:

(i)	the limitations contained in Subsections 6.3(a) and (b);

(ii)
no Claim shall be brought against the Responding Party by the other party to this Agreement (the “Claiming Party”) until the aggregate of all the amounts claimed pursuant to such Claim or Claims that have then been made by the Claiming Party against the Responding Party exceed $250,000; provided that if the aggregate of all such Claims exceeds $250,000, the Purchaser shall be entitled to recover the full amount of the Claim or Claims, including the initial $250,000 if such Claims are successful;

(iii)
if any breach of a representation, warranty or certification can be remedied within a reasonable period of time (not to exceed ninety (90) days after written notice thereof is given) the Responding Party shall be given a reasonable opportunity to remedy any such breach, provided it is capable of being remedied;

(iv)
the Responding Party shall not be responsible for any Claim to the extent, if any, that the Claiming Party is otherwise indemnified for such Claim under insurance policies in the absence of any such Claim;

(v)
to the extent that a Responding Party becomes liable to pay any amount for the breach of a representation, warranty or certification, and such amount is deductible by the Claiming Party for income tax purposes, the Responding Party shall, notwithstanding any other provision hereof, be obligated to pay the Claiming Party only the loss that the Claiming Party actually suffers after having regard to the effect of such deductions; and

(vi)	the provisions of Section 6.6, if applicable.

6.4	“As-Is” Purchase

(a)
The Purchaser acknowledges and agrees that the Subject Assets and all other aspects of the Transaction are being sold and purchased “as-is, where-is”, without any representation, warranty or covenant except as expressly set forth in this Agreement.  The Purchaser agrees to exercise its rights to perform Due Diligence on or before the Due Diligence Date and shall rely solely upon its own findings resulting therefrom and not upon any information, documentation, statement or opinion, written or oral, provided by the Vendor or any agent of the Vendor other than the representations and warranties set out in Section 6.1.

(b)
Except as expressly provided in Section 6.1, the Vendor makes no representations or warranties of any nature whatsoever with respect to any information or documentation Disclosed to the Purchaser, nor with respect to the Subject Assets (including, without limitation, the Vendor’s title thereto and any Encumbrances), the Property or any other assets or the Transaction including, without limitation, (i) the structural integrity or any other aspect of the physical condition of the Building, (ii) the conformity of the Building to any plans or specifications for the Property (including, but not limited to, any plans and specifications that may have been or which may be provided to the Purchaser), (iii) the conformity of the Property to past, current or future applicable zoning or building code requirements or other Applicable Laws, (iv) the existence of soil instability, past soil repairs, soil additions or conditions of soil fill or any other matter affecting the stability or integrity of the Lands, or any Building situated on or as part of the Property, (v) the sufficiency of any drainage, (vi) whether the Property is located wholly or partially in a flood plain or a flood hazard boundary or similar area, (vii) the existence or non-existence of underground storage tanks, (viii) the availability of public utilities and services for the Property, (ix) the fitness or suitability of the Property for occupancy or any intended use (including matters relating to health and safety and the environment), (x) the potential for further development of the

Property, (xi) the existence of land use, zoning or building entitlements affecting the Property, (xii) the existence of any unused density that would permit a redevelopment of the Property, (xiii) the status of any Contracts or Permitted Encumbrances, and or that any of the Contracts or Permitted Encumbrances is assignable or in good standing, (xiv) the presence of toxic wastes, hazardous materials or contaminants in, on or about the Property or any other environmental issue or condition, or (xv) the conformity of the Property to the Heritage Act (Ontario) or to any municipal by-laws relating to the preservation of heritage, cultural or historical properties (collectively, the “Property Conditions”).

(c)
As part of the Purchaser’s agreement to purchase the Subject Assets and accept the Subject Assets and the Property “as-is, where-is”, and not as a limitation on such agreement, the Purchaser hereby unconditionally and irrevocably waives any and all actual or potential rights or claims the Purchaser might have against the Vendor pursuant to any warranty, express or implied, of any kind or type, other than those representations and warranties expressly set forth in this Agreement, or in any of the Closing Documents relating to the Property or any other assets, the Subject Assets, the Property Conditions or any other aspect of the Transaction.  Such waiver is absolute, unlimited and includes, but is not limited to, waiver of express warranties, implied warranties, warranties of fitness for a particular use, warranties of merchantability, warranties of occupancy, strict liability and claims of every kind and type, including, but not limited to, claims regarding defects, whether or not discoverable, product liability claims, or similar claims, and to all other extent or later created or conceived of strict liability or strict liability type claims and rights.

(d)
Except as otherwise expressly provided in Section 6.1, the Vendor shall not be responsible or liable for any misrepresentation, lack of disclosure or incorrect or incomplete disclosure of any nature whatsoever or failure to investigate the Property on the part of any real estate broker or sales agent, or any other purported or acknowledged agent, representative, contractor, consultant or employee of the Vendor or any third party.

6.5	Bulk Sales Legislation

The Vendor shall comply with the provisions of any statutes governing bulk sales or similar legislation applicable to the Transaction on or before Closing.

6.6	Third Party Claims

(a)
In the case of Claims made by a third party after the Closing (a “Third Party Claim”) with respect to which the Claiming Party seeks to make a Claim against the Responding Party as a result of the breach by the Responding Party of any representation, warranty, certification or covenant made by such Responding Party in or pursuant to this Agreement or any Closing Document, the Claiming Party shall give written notice to the Responding Party of any such Third Party

Claim forthwith after receiving notice thereof.  If the Claiming Party fails to give such written notice to the Responding Party, such failure shall not preclude the Claiming Party from making such Claim against the Responding Party, but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Third Party Claim or increased the amount of liability or the cost of the defence.

(b)
The Responding Party shall have the right, by written notice to the Claiming Party given not later than thirty (30) days after receipt of the notice referred to in Subsection 6.6(a), to assume the control of the defence, compromise or settlement of the Third Party Claim.

(c)
Upon the assumption of control of any Third Party Claim by the Indemnifying Party as contemplated by Subsection 6.6(b), the Responding Party shall diligently proceed with the defence, compromise or settlement of the Third Party Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Claiming Party and, in connection therewith, the Claiming Party shall co-operate fully (but at the expense of the Responding Party with respect to any reasonable out-of-pocket expenses incurred by the Claiming Party) to make available to the Responding Party all pertinent information and witnesses under the Claiming Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Responding Party, acting reasonably, are reasonably necessary to enable the Claiming Party to conduct such defence.  The Claiming Party shall have the right to participate in the negotiation, settlement or defence of any Third Party Claim at its own expense and no Third Party Claim shall be settled, compromised or otherwise disposed of without the prior written consent of the Claiming Party, such consent not to be unreasonably withheld or delayed.  If the Responding Party elects to assume control of the Third Party Claim as contemplated by Subsection 6.6(b), the Claiming Party shall not pay, or permit to be paid, any part of the Third Party Claim unless the Responding Party consents in writing to such payment or unless the Responding Party, subject to the last sentence of Subsection 6.6(d), withdraws from the defence of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Responding Party is entered against the Claiming Party in respect of such Third Party Claim.

(d)
If the Responding Party fails to give written notice to the Claiming Party as contemplated by Subsection 6.6(b), the Claiming Party shall be entitled to make such settlement of the Third Party Claim, or otherwise deal therewith, as it deems appropriate, acting reasonably, and such settlement or any other final determination of the claim or demand shall be binding upon the Responding Party.  If the Responding Party fails to defend or, if after commencing or undertaking such defence, fails to prosecute or withdraws from such defence, the Claiming Party shall have the right to undertake the defence or settlement thereof.  If the Claiming Party assumes the defence of any Third Party Claim and proposes to settle it prior to a final judgment thereon or to forego any appeal with respect thereto, then the Claiming Party shall give the Responding Party prompt written notice thereof, and the Responding Party shall have the right to participate in the settlement or assume or reassume the defence of such Third Party Claim.

ARTICLE 7
OPERATION UNTIL CLOSING

7.1	Operation Before Closing

From the date hereof until Closing, the Vendor shall operate the Property in accordance with its current management practices applicable to the Property.

7.2	Damage Before Closing

The interest of the Vendor in and to the Property shall be at the risk of the Vendor until Closing, subject to the terms and conditions of this Agreement.  The Vendor covenants and agrees to notify the Purchaser in writing of any and all loss or damage to the Property in excess of $50,000 forthwith following the occurrence thereof.  If loss or damage to the Property occurs, then:

(a)
if the cost of repair or restoration, in the opinion of the Vendor’s architect or engineer, will exceed an amount equal to 35% of the Purchase Price (such damage being referred to herein as “Substantial Damage”), then the Vendor or the Purchaser may by notice to the other party within ten (10) Business Days after the occurrence of such Substantial Damage, elect to terminate this Agreement in which event this Agreement shall automatically terminate, be null and void and of no further force and effect whatsoever, the Purchaser and Vendor shall be released from all obligations under this Agreement (except those which are expressly stated to survive any termination of this Agreement) and the Deposit and all interest earned thereon shall be returned to the Purchaser forthwith without deduction; and

(b)
if such loss or damage is not Substantial Damage, or is Substantial Damage but neither party has elected to exercise the termination right with respect to the Agreement, pursuant to Subsection 7.2(a), then neither party shall have any right to terminate this Agreement by virtue thereof, the Vendor shall pay any insurance deductibles in respect of such loss or damage, the Purchaser shall be entitled to all proceeds of property insurance in respect of such loss or damage (except that portion, if any, required to reimburse the Vendor for repair or restoration work it has done prior to Closing and insurance for loss of income prior to Closing, all of which shall be paid to the Vendor), the parties shall complete the Transaction and the Purchaser shall promptly and diligently repair such damage at its own expense following Closing.

The Vendor covenants and agrees that, during the entire period of time from and including the Execution Date to and including the Closing Date, the Vendor shall maintain the same or substantially similar insurance as disclosed to the Purchaser pursuant to Section 2.2(f) above.  If the damage or destruction occurs at such time that there is insufficient time for the Vendor or the Purchaser to make its election hereunder, the Closing Date shall be postponed to a date which is five (5) Business Days after the earlier of the date such election is made or the period for making such election has expired, or if such date is not a Business Day, then the next Business Day thereafter.

7.3	Leasing and Contracts

(a)
The Vendor shall not enter into any new material Contract (unless such Contract is terminable without penalty upon notice of not more than thirty (30) days) after the date hereof without the prior approval of the Purchaser, which approval shall not be unreasonably withheld or delayed.  In the case of each such Contract where the approval of the Purchaser is required, such approval shall be deemed to have been given if no response is received from the Purchaser within ten (10) Business Days following written request therefor sent in accordance with the provisions hereof.

(b)
At any time after the date hereof, the Vendor shall not voluntarily materially amend or terminate any material Contract without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed .  In each such case where the approval of the Purchaser is required, such approval shall be deemed to have been given if no response is received from the Purchaser within ten (10) Business Days following written request therefor sent in accordance with the provisions hereof.

(c)
If any Contracts involving the provision of services to the Property, or other similar Contracts, also apply to any other properties, the Vendor shall be entitled, with the consent of the Purchaser, prior to the Due Diligence Date, to amend each such Contract, or replace it with a new or restated agreement, in order to provide that the Contract, as so amended or replaced (it being agreed that the Contract as so amended or replaced is the Contract for all purposes of this Agreement), shall not apply to any properties other than the Property.

(d)
Notwithstanding any other provision of this Agreement, no default by any Person other than the Vendor under any Permitted Encumbrances or Contract (including, without limitation, any bankruptcy or event of insolvency) or repudiation or termination thereof, or proceeding for relief therefrom, at any time after the Due Diligence Date, and no other change adverse to the Subject Assets or the Property or their value at any time after the Due Diligence Date (it being acknowledged that the Purchaser has a right of termination prior to the Due Diligence Date pursuant to Section 2.4 hereof), other than a change caused by the wrongful act of the Vendor, shall entitle the Purchaser to terminate this Agreement or to an abatement of the Purchase Price or any other right or remedy whatsoever, the Purchaser agreeing to accept the risk of the foregoing.  The foregoing does not relieve, however, the Vendor from any consequences of any default by the Vendor under any such Permitted Encumbrance or Contract where the result of such default would be the breach by the Vendor of any of its representations or warranties or non-satisfaction of the conditions set out in Section 4.2, it being agreed that in the case of any such default, if it has a material adverse effect on the Property, the Purchaser shall be entitled to an adjustment of the Purchase Price by the amount of the diminution in value of the Property caused by such default, if any, but no other remedy.

7.4	Assignment of Contracts

Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Purchaser, any Contract or Permitted Encumbrance which is (i) not assignable, or (ii) not assignable without the approval or consent of the other party or parties thereto, without first obtaining such approval or consent (collectively “Non-Assignable Rights”).  The failure to obtain any such approval or consent, or the fact that a Contract or Permitted Encumbrance is not assignable, shall not entitle the Purchaser to terminate this Agreement or to any other right or remedy whatsoever (without prejudice to the right of the Purchaser to terminate this Agreement prior to the Due Diligence Date pursuant to and in accordance with Section 2.4 if the Purchaser is not satisfied with its Due Diligence).  In connection with such Non-Assignable Rights the Vendor shall, at the request of the Purchaser and in each case at the Purchaser’s expense:

(a)
apply for and use all reasonable efforts to obtain all such consents or approvals, in a form satisfactory to the Purchaser acting reasonably, provided that nothing herein shall require the Vendor to make any payment to any other party to any of the Contracts; and

(b)
co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of such Non-Assignable Rights to the Purchaser, including without limitation, holding any such Non-Assignable Rights in trust for the Purchaser or acting as agent for the Purchaser, provided that pursuant to such arrangements the Purchaser fully indemnifies the Vendor for all obligations or liabilities incurred thereunder or in connection therewith.

In the event of any conflict or inconsistency between this Section and any other provision of this Agreement, this Section shall prevail.  This provision survives the Closing.

7.5	Trade-Marks

No trade-marks, trade-names, logos, commercial symbols, business names or other intellectual property rights are conveyed or intended to be conveyed to the Purchaser as part of the Subject Assets.

ARTICLE 8
GENERAL

8.1	Gender and Number

Words importing the singular include the plural and vice versa.  Words importing gender include all genders.

8.2	Captions

The captions and headings contained herein are for reference only and in no way affect this Agreement or its interpretation.

8.3	Obligations as Covenants

Each agreement and obligation of any of the parties hereto in this Agreement, even though not expressed as a covenant, is considered for all purposes to be a covenant.

8.4	Applicable Law

This Agreement and all Closing Documents shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable thereto and shall be treated in all respects as Ontario contracts.

8.5	Currency

All reference to currency in this Agreement shall be deemed to be reference to Canadian dollars.

8.6	Invalidity

If any immaterial covenant, obligation, agreement or part thereof or the application thereof to any Person or circumstance, to any extent, shall be invalid or unenforceable, the remainder of this Agreement or the application of such covenant, obligation or agreement or part thereof to any Person, party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby.  Each covenant, obligation and agreement in this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

8.7	Amendment of Agreement

No supplement, modification, waiver or termination (other than a termination pursuant to the terms of this Agreement) of this Agreement shall be binding unless executed in writing by the parties hereto in the same manner as the execution of this Agreement.

8.8	Time

Time shall be of the essence of this Agreement.  If anything herein is to be done on a day which is not a Business Day, the same shall be done on the next succeeding Business Day.  Unless otherwise provided hereto, all references to time shall mean Toronto time.

8.9	Further Assurances

Each of the parties hereto shall from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

8.10	Entire Agreement

This Agreement and any agreements, instruments and other documents made as of the date hereof or herein contemplated to be entered into between, by or including the parties hereto constitute the entire agreement between the parties hereto pertaining to the agreement of purchase and sale provided for herein and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect thereto, and there are no other warranties or representations and no other agreements between the parties hereto in connection with the agreement of purchase and sale provided for herein except as specifically set forth in this Agreement or the Schedules attached hereto.

8.11	Waiver

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressed or provided.

8.12	Solicitors as Agents and Tender

Any notice, approval, waiver, agreement, instrument, document or communication permitted, required or contemplated in this Agreement may be given or delivered and accepted or received by the Purchaser’s Solicitors on behalf of the Purchaser and by the Vendor’s Solicitors on behalf of the Vendor and any tender of Closing Documents and the Balance may be made upon the Vendor’s Solicitors and the Purchaser’s Solicitors, as the case may be.

8.13	Survival

Except as otherwise provided in this Agreement, no representations, warranties, covenants or agreements of either the Vendor or the Purchaser shall survive Closing.  This provision survives the Closing.

8.14	Successors and Assigns

All of the covenants and agreements in this Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors and their permitted assigns pursuant to the terms and conditions of this Agreement.

8.15	Assignment

Until completion of the Closing, the Purchaser shall not assign its rights and/or obligations hereunder (or agree to do so) without the prior written consent of the Vendor, which consent may be withheld by the Vendor in its sole and absolute discretion; provided, however, that the Purchaser may assign all of its rights and/or obligations under this Agreement to an affiliate of the Purchaser without the consent of the Vendor.  In the case of any assignment, the Purchaser shall always remain jointly and severally liable of its obligations pursuant to the terms hereof.  In addition, the Purchaser shall be entitled, by written notice to the Vendor, to direct that title be taken in the name of an affiliate of Purchaser on Closing and, in the event the Purchaser delivers such written notice to the Vendor, the Vendor shall engross the Closing Documents (including the transfer of the Property) accordingly.

The Purchaser shall provide the Vendor with all information about any proposed assignee or assignment that the Vendor requires, acting reasonably.

At the request of the Vendor, the Purchaser shall forthwith deliver to the Vendor, in writing, a list of all Persons that, directly or indirectly, own the shares of the Purchaser, including, for greater certainty, a list of all of Persons that, directly or indirectly, own the shares of holding body corporate(s) (as such term is defined in the Business Corporations Act (Ontario)), if any, of the Purchaser.

8.16	Real Estate Commissions

The Vendor shall pay the commission payable or fee payable to Colliers International, which is the only real estate agent or broker that the Vendor has used in connection with the Transaction.  The Purchaser represents and warrants to the Vendor that the Purchaser has not used the services of any real estate agent or broker in connection with the purchase and sale of the Subject Assets contemplated hereby.  This Section shall not merge on, but shall survive, Closing.

8.17	Notice

Any notice, demand, approval, consent, information, agreement, offer, payment, request or other communication (hereinafter referred to as a “Notice”) to be given under or in connection with this Agreement shall be in writing and shall be given by personal delivery or by telecopier or other electronic communication which results in a written or printed notice being given, addressed or sent as set out below or to such other address or electronic number as may from time to time be the subject of a Notice:

with a copy to:

(a)	Vendor:	10 TORONTO STREET INC.
c/o Hollinger Inc.
10 Toronto Street
Toronto, ON M5C 2B7

Attention:	Randall Benson, President and Secretary

Telecopy:	(416) 363-4187

with a copy to:

DAVIES WARD PHILLIPS & VINEBERG LLP
                        P.O. Box 63, Suite 4400
                        1 First Canadian Place
                        Toronto, ON M5X 1B1

Attention:	Kent Beattie

Telecopy:	(416) 863-0871

(b)	Purchaser:	MORGAN MEIGHEN & ASSOCIATES LIMITED
110 Yonge Street
Toronto, ON M5C 1T4

Attention:	Vanessa L. Morgan
President

Telecopy:	(416) 366-2729

with a copy to:

BLAKE, CASSELS & GRAYDON LLP
199 Bay Street
Suite 2800
Toronto, ON  M5L 1A9

Attention:	David O’Brien

Telecopy:	(416) 863-2653

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was received.

8.18	Effect of Termination of Agreement

Notwithstanding the termination of this Agreement for any reason, the following provisions shall survive and shall remain in full force and effect: (i) the confidentiality provisions contained in the Confidentiality Agreement and Section 2.5 including, without limitation, the Purchaser’s obligations to return documents to the Vendor; (ii) Subsection 2.4(b); and (iii) such other provisions (such as those relating to return of the Deposit following termination) the survival of which following termination are necessary to give practical effect thereto.  For greater certainty, it is confirmed that termination of this Agreement does not, for the purposes of this Section, include the Closing of this Agreement, and that Section 8.13 is relevant in respect of survival of provisions after the Closing.

8.19	No Registration of Agreement

The Purchaser shall not register this Agreement or any notice of this Agreement on title to the Lands.

8.20	Planning Act

This Agreement shall be effective to create an interest in any part of the Lands only if the provisions of Section 50 of the Planning Act (Ontario) are complied with by the Vendor at its own expense on or before the Closing Date.

8.21	Counterparts

This Agreement may be executed in counterparts by original or facsimile signature, each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their properly authorized officers in that behalf as of the day and year first above written.

10 TORONTO STREET INC.
By: /s/ R.C. Benson Name: Randall C. Benson Title: President and Secretary

By: Name: Title: I/We have authority to bind the Corporation

MORGAN MEIGHEN & ASSOCIATES LIMITED
By: /s/ Vanessa L. Morgan Name: Vanessa L. Morgan Title: President

By: /s/ Jonathan A. Morgan Name: Jonathan A. Morgan Title: Senior Vice President We have authority to bind the Corporation

SCHEDULE A

LANDS

LEGAL DESCRIPTION

10 Toronto Street, Toronto, Ontario

PIN 21401-0022(LT)
PCL 2-12 SEC Y1
PT TOWN LT 2 E/S OLD TORONTO ST PL TOWN OF YORK TORONTO
PT 1 66R14117

City of Toronto and Province of Ontario,
Land Titles Division of the Toronto Registry Office (No. 66)

SCHEDULE B

PURCHASER’S DECLARATION AND INDEMNITY

RE: GOODS AND SERVICES TAX

TO:           10 TORONTO STREET INC.

AND TO:               DAVIES WARD PHILLIPS & VINEBERG LLP, its solicitors herein

RE:           SALE OF 10 TORONTO STREET, TORONTO, ONTARIO (the “Property”)

The undersigned hereby declares, certifies and agrees as follows:

(a)	it is purchasing the Property as principal for its own account and same is not being purchased by the Purchaser as an agent, trustee or otherwise on behalf of or for another person;

(b)
it is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) (the “Act”) for the collection and remittance of goods and services tax (“GST”); its registration number is R•; and such registration is in good standing and has not been revoked;

(c)
it shall be liable, shall self-assess and remit to the appropriate governmental authority all GST which is payable under the Act in connection with the transfer of the Property all in accordance with the Act; and

(d)
it shall indemnify and save harmless the Vendor from and against any and all GST, penalties, costs and/or interest which may become payable by or assessed against the Vendor as a result of any failure by the Purchaser to comply with the provisions of this Declaration and Indemnity.

The undersigned acknowledges and agrees that the foregoing declaration and indemnity shall survive and not merge upon closing of the above-noted transaction.  Dated as of the • day of •, 2006.

[NAME OF PURCHASER]
By:____________________ Name: • Title: •

By:____________________ Name: • Title: • I/We have authority to bind the Corporation

SCHEDULE C

LIST OF CERTAIN PERMITTED ENCUMBRANCES

GENERAL

1.           Encumbrances for real property taxes (which term includes charges, rates and assessments, and other governmental charges or levies) or charges for electricity, power, gas, water and other services and utilities in connection with the Property that (i) have accrued but are not yet due and owing or, if due and owing, are adjusted for pursuant to Section 3.3, or (ii) the validity of which is being contested in good faith.

2.           Registered easements, rights-of-way, restrictive covenants and servitudes and other similar rights in land granted to, reserved or taken by any Governmental Authority or public utility; or any registered subdivision, development, servicing, site plan or other similar agreement with any Governmental Authority or public utility.

3.           Facility sharing, cost sharing, tunnel, pedway, servicing, parking, reciprocal and other similar agreements with neighbouring landowners and/or Governmental Authorities.

4.           Restrictive covenants, private deed restrictions, and other similar land use controls or agreements.

5.           Minor encroachments by the Property over neighbouring lands which are permitted under agreements with neighbouring landowners and minor encroachments over the Property by improvements of neighbouring landowners.

6.           Any subsisting reservations, limitations, provisos, conditions or exceptions contained in the original grants of the Property from the Crown.

7.           All Contracts and Approved Contracts and registered notices, memorials, caveats or other registrations with respect to such Contracts.

8.           Any rights of expropriation, access, use or any other right conferred or reserved by or in any statute of Canada or the Province of Ontario.

9.           The provisions of Applicable Laws, including by-laws, regulations, ordinances and similar instruments relating to development and zoning.

10.           Any minor title defects, irregularities, easements, servitudes, encroachments, rights-of-way or other minor discrepancies in title or possession relating to the Property or the Subject Assets.

11.           Encumbrances of labourers, workmen, builders, contractors, suppliers of material or architects or other similar Encumbrances incidental to construction, maintenance or operations which have not at the time been registered or filed pursuant to Applicable Laws against the Property.

12.           Registrations under the Personal Property Security Act (Ontario) relating to any of the leased Included Chattels pursuant to any of the Contracts.

13.           All other Encumbrances which are Permitted Encumbrances.

SCHEDULE D

FORM OF SATISFACTION NOTICE

TO:           10 TORONTO STREET INC.

RE:           10 TORONTO STREET, TORONTO, ONTARIO

We refer to the Agreement of Purchase and Sale made between 10 Toronto Street Inc. and •, made as of the • day of •, 2006 (the “Purchase Agreement”).  Pursuant to Section 2.4 of the Purchase Agreement, we hereby give you notice that we are satisfied with the results of our Due Diligence (as defined in the Purchase Agreement).

DATED as of the • day of •, 2006.

[NAME OF PURCHASER]
By: ___________________ Name: • Title: •

By: ___________________ Name: • Title: • I/We have authority to bind the Corporation

SCHEDULE E

FORM OF ASSIGNMENT AND ASSUMPTION OF CONTRACTS

MEMORANDUM OF AGREEMENT made as of the • day of •, 2006.

B E T W E E N:

10 TORONTO STREET INC.,

a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as the “Assignor”),

OF THE FIRST PART,

- and -

•,

a corporation incorporated under the laws of •,

(hereinafter referred to as the “Assignee”),

OF THE SECOND PART.

WHEREAS the Assignor and the Assignee have entered into an agreement of purchase and sale made as of the • day of •, 2006 (such agreement, as amended, supplemented and/or restated to the date hereof, the “Purchase Agreement”) pursuant to which the Assignee has agreed to purchase from the Assignor, and the Assignor has agreed to sell to the Assignee, the Subject Assets;

AND WHEREAS pursuant to the Purchase Agreement, the Assignor has agreed to execute and deliver this assignment of its interest in the Assigned Contracts (as defined below);

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.           Definitions.  Unless otherwise defined herein, all capitalized terms used in this agreement (the “Agreement”) shall have the respective meanings ascribed to them in the Purchase Agreement.  In this Agreement, “Property” means the property municipally known as 10 Toronto Street, Toronto, Ontario and more fully described in Schedule A hereto.

2.           Assignment.  Subject to Section 7.4 of the Purchase Agreement, the Assignor hereby assigns and transfers unto the Assignee all of the Assignor’s right, title and interest in, to and under the Contracts relating to the Property, all of the foregoing being listed in Schedule B hereto (collectively, the “Assigned Contracts”).  Except as provided in Section 6.1 of the Purchase Agreement, the Assigned Contracts are being assigned to and accepted by the Assignee on an “as is - where is” basis as provided for in Subsection 2.4(c) and Section 6.4 of the Purchase Agreement and without any representations or warranties (express or implied) of any nature whatsoever with respect to the Assigned Contracts or any aspect thereof including, without limitation, the Assignor’s interest therein, the Assignor’s ability to assign the Assigned Contracts or the good standing of the parties thereunder.  The provisions of Subsection 2.4(c) and Sections 6.4 and 7.4 of the Purchase Agreement are applicable to this Agreement and, without limiting the foregoing provisions of this sentence, the Assignee hereby unconditionally and irrevocably waives any and all actual or potential rights that the Assignee might have against the Assignor regarding any form of warranty, express or implied, of any type, other than those expressly set out in Section 6.1 of the Purchase Agreement relating to the Assigned Contracts.

3.           Assumption and Indemnity.  The Assignee hereby accepts the assignment and transfers contained in Section 2 hereof and covenants and agrees with the Assignor that, from and after the date hereof, the Assignee will observe, perform and fulfill each and every covenant, proviso, obligation, term and condition of the Assignor in, to and under the Assigned Contracts that is applicable at any time from and including the date of this Agreement to the same extent as if it and the Assignor had both been originally jointly named as a party to the Assigned Contracts in the place of the Assignor (or the Assignor’s predecessor in title, if applicable).  The Assignee hereby agrees to fully indemnify and save harmless the Assignor from and against any and all liabilities, damages, costs, expenses, causes of action, suits, claims and judgments arising from or in connection with, or resulting from, any breach by the Assignee of its obligations hereunder and/or any act or omission of the Assignee or those for whom the Assignee is legally responsible with respect to the Assigned Contracts or the Property.

4.           Indemnity by Assignor.  The Assignor hereby agrees to fully indemnify and save harmless the Assignee from and against any and all Claims arising from or in connection with, or resulting from, any breach by the Assignor of its obligations under the Assigned Contracts at any time prior to Closing and/or any act or omission by the Assignor or those for whom the Assignor is legally responsible with respect to the Assigned Contracts prior to Closing.  The parties hereto agree that this indemnity shall not extend or relate to any failure by the Assignor to fulfill any obligation to obtain the necessary consents or approvals for the assignment by the Assignor to the Assignee of the Assigned Contracts.

5.           Successors and Assigns.  This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

6.           Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

7.           Counterparts.  This Agreement may be executed in several counterparts and by facsimile transmission of an originally executed document, each of which shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

8.           Headings, Extended Meanings.  The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof.  In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first mentioned.

10 TORONTO STREET INC.
By: ____________________ Name: • Title: •

By: ____________________ Name: • Title: • I/We have authority to bind the Corporation

[NAME OF ASSIGNEE]
By: ____________________ Name: • Title: •

By: ____________________ Name: • Title: • I/We have authority to bind the Corporation

SCHEDULE F

FORM OF BILL OF SALE

TO:           • (the “Purchaser”)

RE:           10 TORONTO STREET, TORONTO, ONTARIO

In consideration of the sum of $2.00 and for good and other valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the undersigned hereby sells, assigns and transfers to the Purchaser all of the undersigned’s right, title and interest in and to the Included Chattels.

The Purchaser expressly acknowledges that the Included Chattels are being sold, assigned and transferred to and purchased and assumed by the Purchaser “as is-where is” and without any representation or warranty (express or implied) of any nature whatsoever except as provided in Section 6.1 of the Purchase Agreement (as defined below), and the provisions of Subsection 2.4(c) and Sections 6.4 and 8.13 of the agreement of purchase and sale made as of the • day of •, 2006 between the undersigned and the Purchaser, as amended, supplemented and/or restated prior to the date hereof (the “Purchase Agreement”) are applicable to this Bill of Sale.

All capitalized terms used herein have the meaning ascribed to them in the Purchase Agreement.

DATED this • day of •, 2006.

10 TORONTO STREET INC.
By:____________________ Name: • Title: •

By:____________________ Name: • Title: • I/We have authority to bind the Corporation

SCHEDULE G

FORM OF ASSIGNMENT AND ASSUMPTION OF PERMITTED ENCUMBRANCES

MEMORANDUM OF AGREEMENT made as of the ___ day of ______, 2006.

B E T W E E N:

10 TORONTO STREET INC.,

a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as the “Assignor”),

OF THE FIRST PART,

- and -

•,

a corporation incorporated under the laws of •,

(hereinafter referred to as the “Assignee”),

OF THE SECOND PART.

WHEREAS the Assignor and the Assignee have entered into an agreement of purchase and sale made as of the • day of •, 2006 (such agreement, as amended, supplemented and/or restated to the date hereof, the “Purchase Agreement”) pursuant to which the Assignee has agreed to purchase from the Assignor, and the Assignor has agreed to sell to the Assignee, the Subject Assets;

AND WHEREAS pursuant to the Purchase Agreement,  the Assignor has agreed to execute and deliver this assignment of its interest in the Permitted Encumbrances (as defined below);

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.           Definitions.  Unless otherwise defined herein, all capitalized terms used in this agreement (this “Agreement”) shall have the respective meanings ascribed to them in the Purchase Agreement.  In this Agreement, “Property” means the property described in Schedule A hereto.

2.           Assignment.  The Assignor hereby assigns absolutely and transfers unto the Assignee all of the Assignor’s right, title and interest in, to and under the Permitted Encumbrances  that relate to the Property.  The Permitted Encumbrances are being assigned to and assumed by the Assignee subject to, and in accordance with the terms of the Purchase Agreement, including, without limitation, Sections 2.4 and 6.4 thereof.

3.           Assumption and Indemnity.  The Assignee hereby accepts the assignment contained in Section 2 hereof.  The Assignee hereby agrees to fully indemnify and save harmless the Assignor from and against any and all Claims arising from or in connection with, or resulting from, (i) any breach by the Assignee of its obligations under the Permitted Encumbrances from and after Closing and/or any act or omission of the Assignee or those for whom the Assignee is legally responsible with respect to the Permitted Encumbrances occurring from and after Closing, and (ii) the failure by the Assignee to obtain the necessary consents or approvals for the assignment of the Permitted Encumbrances.

4.           Indemnity by Assignor.  The Assignor hereby agrees to fully indemnify and save harmless the Assignee from and against any and all Claims arising from or in connection with, or resulting from, any breach by the Assignor of its obligations under the Permitted Encumbrances at any time prior to Closing and/or any act or omission by the Assignor or those for whom the Assignor is legally responsible with respect to the Permitted Encumbrances prior to Closing.  The parties hereto agree that this indemnity shall not extend or relate to any failure by the Assignor to fulfill any obligation to obtain the necessary consents or approvals for the assignment by the Assignor to the Assignee of the Permitted Encumbrances.

5.           Successors and Assigns.  This Agreement shall enure to the  benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

6.           Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

7.           Counterparts.  This Agreement may be executed in several counterparts and may be delivered by facsimile transmission, each of which shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

8.           Headings, Extended Meanings.  The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof.  In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first mentioned.

10 TORONTO STREET INC.
By:_____________________ Name: • Title: •

By: ____________________ Name: • Title: • I/We have authority to bind the Corporation

[NAME OF ASSIGNEE]
By: ____________________ Name: • Title: •

By: ____________________ Name: • Title: • I/We have authority to bind the Corporation

SCHEDULE A

LEGAL DESCRIPTION OF THE PROPERTY

10 Toronto Street, Toronto, Ontario

PIN 21401-0022(LT)
PCL 2-12 SEC Y1
PT TOWN LT 2 E/S OLD TORONTO ST PL TOWN OF YORK TORONTO
PT 1 66R14117
City of Toronto and Province of Ontario,
Land Titles Division of the Toronto Registry Office (No. 66)

SCHEDULE H

FORM OF DEPOSIT AUTHORIZATION

TO:                           10 TORONTO STREET INC.

AND TO:                 DAVIES WARD PHILLIPS & VINEBERG LLP

Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings ascribed to them in the agreement of purchase and sale made •, 2006 between 10 Toronto Street Inc. as vendor and • as purchaser with respect to the Subject Assets referred to therein (the “Purchase Agreement”).

You are hereby directed to invest the amount of $• into a redeemable term deposit at the Canadian Imperial Bank of Commerce which comes due on the Due Diligence Date, which amount together with accrued interest is to be rolled over at maturity in an interest bearing account until the Closing Date, unless otherwise notified, with interest to be for the exclusive benefit of Purchaser and otherwise held and released in accordance with the terms of the Purchase Agreement.

DATED the • day of •, 2006.

[PURCHASER]
By:____________________ Name: • Title: •

By: ____________________ Name: • Title: • I/We have authority to bind the Corporation